Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

August 9, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2336

Diversified Credit Portfolio of ETFs, Series 23

File Nos. 333-272583 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2336, filed on June 12, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 23 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please confirm that each exchange-traded fund that will be in the trust’s portfolio has an 80% policy to invest in fixed-income securities or debt securities.

Response:       The sponsor confirms that each exchange-traded fund that will be in the trust’s portfolio has an 80% policy to invest in fixed-income securities or debt securities.

2.       Please disclose the risks associated with the types of investments listed in the “Principal Investment Strategy” section.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. In order to clarify what types of investments are principal investments of this trust, once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

3.       Please provide a definition for foreign securities and emerging markets.

Response:       In response to this comment, the following will be added to the end of the last paragraph under the “Principal Investment Strategy” section: “A foreign security is a security for which the primary market is outside the United States.  An emerging market economy is the economy of a developing nation that is becoming more engaged with global markets as it grows. Emerging market economies have some, but not all, of the characteristics of a developed market.”

4.       The first paragraph under the “Principal Investment Strategy” section notes that the exchange-traded funds may invest in convertible securities. Please disclose whether the exchange-traded funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response:       The exchange-traded funds that the trust may invest in do not currently invest substantially in contingent convertible securities.

Investment Summary — Principal Risks

5.       The sixth bullet mentions “the current period of historically low interest rates.” Please revise this statement.

Response:       In response to this comment, the phrase “the current period of historically low interest rates” will be replaced with “the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.”

6.       The risk disclosures relating to senior loans and floating-rate securities has disclosure relating to LIBOR. Please update the LIBOR disclosure.

Response:       In response to this comment, the last paragraph of the senior loan risk disclosure will be replaced with the following:

Certain senior loans in which an ETF may invest are subject to rates that are tied to an interest rate. Historically, many senior loans were tied to the London Interbank Offered Rate (“LIBOR”).  Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding senior loans.

Similar revisions will be made to the floating-rate securities risk disclosure and the risk disclosures under the “Investment Risks” section.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren